UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-15409

CUSIP NUMBER: 721491108

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended: ________

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Pillarstone Capital REIT
Full Name of Registrant

Former Name if Applicable

2600 South Gessner, Suite 555
Address of Principal Executive Office (Street and Number)

Houston, Texas 77063
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pillarstone Capital REIT (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 (the “June 2018 Form 10-Q”) within the prescribed time period for the reasons set forth below.

As previously disclosed, on August 13, 2018, the Board of Trustees (the “Board”) of the Company, upon recommendation from the Audit Committee of the Board, concluded that the Company’s audited consolidated financial statements for the years ended December 31, 2016 and December 31, 2017 and unaudited consolidated financial statements for the quarters ended March 31, 2017, June 30, 2017, September 30, 2017 and March 31, 2018 (collectively, the “Prior Period Financial Statements”) should be restated to correct the accounting error described below and should no longer be relied upon. In addition, the reports issued by the Company’s independent registered public accounting firm, Pannell Kerr Forster of Texas, P.C. (“PKF”), on March 22, 2017 and March 29, 2018 should no longer be relied upon.

The Company will restate, as soon as reasonably practicable, the Prior Period Financial Statements in the following amended filings: (i) amendments to the Company’s Annual Reports on Form 10-K for the years ended December 31, 2016 and 2017 (collectively, the “Form 10-K/As”) and (ii) amendments to the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017, June 30, 2017, September 30, 2017 and March 31, 2018 (collectively, the “Form 10-Q/As” and, collectively with the Form 10-K/As,” the “Amended Filings”). In addition, the unaudited consolidated financial statements included in the June 2018 Form 10-Q will be presented consistently with the consolidated financial statements included in the Amended Filings. The Company has not yet completed revising the Prior Period Financial Statements or preparing the financial statements for the period ended June 30, 2018 to address the correction of the accounting error described below.

As previously disclosed, on December 8, 2016, the Company and Pillarstone Capital REIT Operating Partnership LP, a subsidiary and the operating partnership of the Company (the “Operating Partnership), entered into a Contribution Agreement (the “Contribution Agreement”) with Whitestone REIT Operating Partnership, L.P. (“Whitestone OP”), a subsidiary and the operating partnership of Whitestone REIT (“Whitestone”), both of which are related parties of the Company and the Operating Partnership, pursuant to which Whitestone OP contributed to the Operating Partnership all of the equity interests in four of its wholly-owned subsidiaries: Whitestone CP Woodland Ph. 2, LLC, a Delaware limited liability company; Whitestone Industrial-Office, LLC, a Texas limited liability company; Whitestone Offices, LLC, a Texas limited liability company; and Whitestone Uptown Tower, LLC, a Delaware limited liability company, that together own 14 real estate assets, for aggregate consideration of approximately $84.0 million, consisting of (i) approximately $18.1 million of Class A units representing limited partnership interests in the Operating Partnership (“OP Units”), issued at a price of $1.331 per OP Unit; and (ii) the assumption of approximately $65.9 million of liabilities by the Operating Partnership (collectively, the “Acquisition”). The Company is the general partner of the Operating Partnership and, immediately after the Acquisition, had an equity ownership interest in the Operating Partnership totaling approximately 18.6% and valued at approximately $4.1 million.

In connection with the Contribution Agreement, on December 8, 2016, the Company, as the general partner of the Operating Partnership, entered into an Amended and Restated Agreement of Limited Partnership of the Operating Partnership (as amended and restated, the “Limited Partnership Agreement”). Pursuant to the Limited Partnership Agreement, subject to certain protective rights of the limited partners described below, the general partner has responsibility and discretion in the management and control of the Operating Partnership, including the ability to cause the Operating Partnership to enter into certain major transactions including a merger of the Operating Partnership or a sale of substantially all of the assets of the Operating Partnership. The limited partners have no power to remove the general partner without the general partner's consent. In addition, pursuant to the Limited Partnership Agreement, the general partner may not conduct any business other than in connection with the ownership, acquisition and disposition of the Operating Partnership’s interest and management of its business without the consent of a majority of the limited partners other than in connection with certain actions described therein. As such, the Company was deemed to exercise significant influence but not complete control over the Operating Partnership. As of the date of the Acquisition, the Company determined that it was not the primary beneficiary of the Operating Partnership under the variable interest entity (“VIE”) rules prescribed by U.S. generally accepted accounting principles (“GAAP”), and thus the Company’s investment in the Operating Partnership qualified for usage of the equity method of accounting.

In November 2017, the Company and Whitestone each received a comment letter from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) relating to the Company’s and Whitestone’s Annual Reports on Form 10-K for the year ended December 31, 2016. In their letters, the Staff requested that the Company and Whitestone provide them with an analysis to support the determination that the Operating Partnership is a VIE of which Whitestone is the primary beneficiary. In response to the Staff’s comment, Whitestone, on its own behalf and on behalf of the Company, provided the Staff with its analysis of Whitestone’s accounting and financial reporting obligations relating to its interest in the Operating Partnership. After communicating its analysis and conclusions to the Staff and responding to additional questions from the Staff relating to this matter, the Staff did not object to or otherwise take exception to the initial determinations at the time of the consummation of the Acquisition in December 2016 but provided a verbal reminder that the determination of the primary beneficiary of a VIE should be continually reassessed, and suggested that Whitestone consider pre-clearing future accounting treatment of the Operating Partnership with the Staff of the Office of the Chief Accountant (“OCA”).

In connection with the preparation and review of its financial statements for the quarter ended March 31, 2018, Whitestone concluded, in accordance with the Staff’s recommendation, and after consultation with its outside accounting advisors, that it would be prudent to seek the pre-clearance of the OCA of Whitestone’s proposed treatment of the Operating Partnership in its financial statements for such quarter. Accordingly, in April 2018, Whitestone submitted a letter to the OCA seeking its concurrence with Whitestone’s determinations that Whitestone maintained its status as the primary beneficiary of the Operating Partnership and, accordingly, should continue to consolidate the Operating Partnership in its financial statements for the quarter ended March 31, 2018 in accordance with GAAP. After further correspondence, including telephonic meetings between Whitestone, its advisors and the OCA, the OCA informed Whitestone that it objected to Whitestone’s and the Company’s conclusions that Whitestone was the primary beneficiary of the Operating Partnership since the Acquisition in December 2016 and during the subsequent periods. Whitestone and the Company respectfully disagreed with the OCA’s determination and Whitestone, on its own behalf and on behalf of the Company, made a formal appeal to the Chief Accountant of the SEC.

On July 30, 2018, the Chief Accountant of the SEC informed Whitestone that its formal appeal was denied and that the OCA objected to Whitestone’s and the Company’s presentation of their investments in the Operating Partnership under the VIE accounting guidance since the consummation of the Acquisition in December 2016. As a result, the Company’s management has determined that the Company should not have used the equity method of accounting to present its investment in the Operating Partnership in each of the Prior Period Financial Statements. After consideration of the OCA’s objection to the Company’s original accounting, management evaluated the materiality of the error quantitatively and qualitatively and concluded that they were material to the Prior Period Financial Statements. The Company will revise its accounting treatment accordingly in the Amended Filings. In addition, the unaudited consolidated financial statements included in the June 2018 Form 10-Q will be presented consistently with the consolidated financial statements included in the Amended Filings. The Company, in consultation with the Audit Committee of the Board and PKF, is currently assessing the impact of the revised accounting treatment on the Prior Period Financial Statements and on the financial statements and disclosures contained in the June 2018 Form 10-Q and final determinations have not been made at this time. The Company has determined that it is the primary beneficiary of the Operating Partnership through the Company’s power to direct the activities that most significantly impact the Operating Partnership’s economic performance and the Company’s right to receive benefits based on its ownership percentage in the Operating Partnership. Accordingly, the Company will account for the Operating Partnership as a VIE and fully consolidate it in the Company’s financial statements prospectively and in the Amended Filings. Whitestone OP’s 81.4% interest in the Operating Partnership will be accounted for as a non-controlling interest and deducted from the Company’s share of net income and equity in the Operating Partnership. The Company’s management is also evaluating the Company’s internal controls over financial reporting and disclosure controls and procedures to determine if any material weaknesses existed in connection with this accounting error.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	John J. Dee	832	810-0100
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted in Part III of this Form 12b-25, which is incorporated by reference into this Part IV(3), the Company, in consultation with the Audit Committee of the Board and PKF, is continuing to assess the impact of and address the changes resulting from the revised accounting treatment on the Prior Period Financial Statements and on the financial statements and disclosures contained in the June 2018 Form 10-Q and, as such, the revised financial statements are not available at this time. As a result of its preliminary assessments, the Company currently expects to account for the Operating Partnership as a VIE and fully consolidate it in the Company’s financial statements prospectively and in the Amended Filings. Whitestone OP’s 81.4% interest in the Operating Partnership will be accounted for as a non-controlling interest and be deducted from the Company’s share of net income and equity in the Operating Partnership. However, the Company is unable to provide a reasonable estimate of the changes in the results of operations for the periods ended June  30, 2018 and 2017 because, as indicated above in Part III of this Form 12b-25, the Company has not yet completed revising the Prior Period Financial Statements or preparing the financial statements for the period ended June 30, 2018 to address the correction of the accounting error described above.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains historical information, as well as forward-looking statements within the meaning of the federal securities laws, including discussion and analysis of our financial condition; the timing of the filing of the June 2018 Form 10-Q; risks relating to the impact of the restatement on the Company’s financial statements; the impact of the restatement on the Company’s evaluation of the effectiveness of its internal controls over financial reporting and disclosure controls and procedures; the costs and expenses of the restatement; delays in the preparation of the restated financial statements and the Amended Filings; the risk that additional information will come to light during the course of the preparation of the restated financial statements that alters the scope or magnitude of the restatement; potential reviews, litigation or other proceedings by governmental authorities, shareholders or other parties; risks related to the impact on the restatement on the Company’s reputation, commercial contracts and ability to raise capital, and other factors as discussed in the Company’s filings with the Securities and Exchange Commission from time to time. Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. You are cautioned not to place undue reliance on forward-looking statements, which reflect management’s view only as of the date of this Form 12b-25. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results, except as required by law.

Pillarstone Capital REIT

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2018	By: /s/ John J. Dee Name: John J. Dee Title: Chief Financial Officer and Senior Vice President